January 23, 2007	Robert A. Schwed

+ 1 212 937 7276 (t)
Securities and Exchange Commission	+ 1 212 230 9999 (f)
100 F Street, NE	robert.schwed@wilmerhale.com
Washington, DC 20549
Mail Stop 4561

Attention: Karen J. Garnett

Re:	HMS Holdings Corp.
Registration Statement on Form S-3
File No. 333-138875

Ladies and Gentlemen:

     On behalf of HMS Holdings, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

     Amendment No. 1 is being filed in response to a comment contained in the letter dated December 1, 2006 from Karen J. Garnett of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert M. Holster, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comment used in the Staff’s letter.

On behalf of the Company, we advise you as follows:

1.	Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-X.

	Response:	The Company has revised the disclosure in response to the Staff’s comment.

     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Sarah Madigan of this firm at (212) 937-7346.

Very truly yours,

/s/ ROBERT A. SCHWED

Robert A. Schwed